11015891

UNITED STAT
SECURITIES AND EXCHAN
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 22 2011
WASH. D.C.
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pulse Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Liberty Square, 2nd Floor
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Foley 617-316-5621
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CCR LLP
(Name – *if individual, state last, first, middle name*)

1400 Computer Drive (Address) Westborough (City) MA 01581 (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ___Brian T. Foley___________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Pulse Trading, Inc.____, as of __December 31____________________, 2010_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer__________
Title

Notary Public

ARLAN MONTALBINE
MY COMM. EXPIRES JAN 28, 2012
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PULSE TRADING, INC.

Table of Contents

CCR
Certified Public Accountants & Business Advisors

1400 Computer Drive
Westborough, MA 01581
508.926.2200
508.616.4402 *fax*
www.ccrllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Pulse Trading, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of **Pulse Trading, Inc.** as of December 31, 2010, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Pulse Trading, Inc.** at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CCR LLP

Westborough, Massachusetts
February 14, 2011

PULSE TRADING, INC.

Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$ 5,671,651
Deposits with clearing organizations	500,000
Receivable from clearing organizations	637,629
Receivable from research brokers	175,070
BlockCross accounts receivable	91,728
Other accounts receivable	138,556
Marketable securities owned, at market value	716,462
Property and equipment, net	158,515
Other assets:	
Prepaid expenses	315,192
Deferred tax asset	57,534
Deposits	170,187
	$ 8,632,524

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 890,930
Accrued expenses and other liabilities	1,424,762
Deferred rent	36,239
	2,351,931
Subordinated debt	**2,258,602**
Commitments and contingencies	
Stockholders' equity	**4,021,991**
Total liabilities and stockholders' equity	**$ 8,632,524**

See notes to financial statements

PULSE TRADING, INC.

Statement of Income
For the Year Ended December 31, 2010

Revenues	
Commissions	$ 35,228,617
BlockCross execution income	335,620
Private placement income	59,311
Interest	19,313
Realized gains	8,143
Unrealized gains	17,602
Total revenues	35,668,606
Operating expenses	
Employee compensation and benefits	10,846,271
Floor brokerage, exchange, and clearance	3,666,039
Communications and data processing	3,318,190
Occupancy	879,256
Taxes, other than income taxes	521,787
Third-party research expenses	13,327,269
Legal fees	933,250
Accounting and tax fees	229,939
Professional fees	258,114
Other expenses	1,232,399
Total operating expenses	35,212,514
Income from operations	**456,092**
Other expense	
Interest expense	119,051
Income before income taxes	337,041
Provision from income taxes	271,472
Net income	**$ 65,569**

See notes to financial statements

PULSE TRADING, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2010

	Common Stock					
	Shares	Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance at January 1, 2010	10,809	$ 132	$ 2,177,895	$ 19,182	$ 1,084,669	$ 3,281,878
Cumulative effect of a change in accounting principle	-	-	-	-	178,726	178,726
Reclassification adjustment for securities gains included in net income	-	-	-	(19,182)	-	(19,182)
Capital contribution	-	-	550,000	-	-	550,000
Stockholder distributions	-	-	-	-	(35,000)	(35,000)
Net income	-	-	-	-	65,569	65,569
Balance at December 31, 2010	**10,809**	**$ 132**	**$ 2,727,895**	$ -	**$ 1,293,964**	**$ 4,021,991**

See notes to financial statements

PULSE TRADING, INC.

Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2010

Subordinated borrowings at January 1, 2010	$ -
Increases:	
Subordinated debt agreements	2,258,602
Decreases:	
Payment of subordinated debt agreements	-
Subordinated borrowings at December 31, 2010	$ 2,258,602

See notes to financial statements

PULSE TRADING, INC.

Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities	
Net income	$ 65,569
Adjustments to reconcile net income to net cash used for operating activities:	
Cumulative effect of change in accounting principle	178,726
Unrealized gain on marketable securities	(17,602)
Depreciation and amortization	202,995
Deferred income taxes benefit	53,902
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivable from clearing organizations	(381,058)
Interest receivable	2,980
Receivable from research brokers	102,138
BlockCross accounts receivable	(40,250)
Other accounts receivable	(138,556)
Prepaid expenses	316,950
Increase (decrease) in:	
Accounts payable	(638,275)
Accrued expenses and other liabilities	(223,734)
Uncertain tax liability	(94,117)
Deferred rent	(4,666)
Net cash used for operating activities	**(614,998)**
Cash flows from investing activities	
Purchase of marketable securities	(1,888,211)
Sale of marketable securities	2,662,857
Acquisition of property and equipment	(48,483)
Net cash provided by investing activities	**726,163**
Cash flows from financing activities	
Capital contribution	550,000
Proceeds from subordinated borrowings	2,258,602
Stockholder distributions	(35,000)
Net cash provided by financing activities	**2,773,602**
Net increase in cash and cash equivalents	2,884,767
Cash and cash equivalents - beginning	2,786,884
Cash and cash equivalents - ending	**$ 5,671,651**

Continued --

See notes to financial statements

PULSE TRADING, INC.

Statement of Cash Flows (Continued)
For the Year Ended December 31, 2010

Supplemental disclosures of cash flows information	
Cash paid during the year for:	
Interest	$ 119,051
Income taxes	$ 114,899
Summary of non-cash investing transactions	
Reclassification adjustment for securities gains	$ 19,182

See notes to financial statements

1. Nature of Operations

Pulse Trading, Inc. (the Company) was formed in Massachusetts on January 15, 2000. It serves as an institutional broker-dealer to buy and sell equities, debt, and financial instruments. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company also acts as an agent for the issuer of corporate securities for private placements. The Company's BlockCross division has developed a trading system that enables sizable or high volume trades to be processed efficiently and effectively based on real-time market conditions. The system enables the processing of block trades, trades that occur when clients engage in pre-trade discussions to arrange large-size transactions away from the electronic trading system at prices mutually agreed upon.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Securities Transactions

The Company records securities transactions and recognizes related revenues on a trade date basis. Expenses are recorded on the accrual basis.

On January 1, 2010 the Company elected to change its revenue recognition policy for securities transactions from a settlement date basis to a trade date basis. The Company believes that the new method more accurately reflects the daily securities transactions and conforms to revenue recognition practices predominant in the industry. As a result of the accounting change, retained earnings as of January 1, 2010 increased from $1,084,669, as originally reported on a settlement date basis, to $1,263,395 on a trade date basis. The net impact on the 2010 statement of income relating to the change in accounting principle was a decrease in revenue of $2,109.

Continued --

2. Summary of Significant Accounting Policies (Continued)

Deposits with Clearing Organizations

The balance represents required deposits with clearing organizations.

Receivable from Clearing Organizations

Amounts receivable from securities transactions that have not reached their contractual trade date are recorded net in the statement of financial condition.

Marketable Securities

Investments in marketable securities with readily determinable fair values are measured at fair market value in the statement of financial condition. Securities held at December 31, 2010 represent U.S. Treasury notes. Gains or losses on securities sold are based on the specific identification method.

Property, Equipment, Depreciation and Amortization

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method at rates sufficient to write off the cost of the applicable assets over their estimated useful lives. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the remaining lease term.

Third-Party Research Arrangements

A portion of the Company's revenues relates to third-party research arrangements. The Company recognizes a liability to third-party research companies upon recognition of the commission revenue.

Stock-Based Compensation

The Company accounts for stock option awards granted to officers, directors, and employees (collectively, employees) in accordance with GAAP. Under GAAP share-based compensation is measured at the grant date, based upon the fair value of the award, and is recognized as an expense over the employee's requisite service period, which is generally the vesting period of the equity grant.

The Company periodically grants stock options for a fixed number of shares of common stock to its employees, directors and non-employee contractors, with an exercise price greater than or equal to the fair market value of its common stock at the date of the grant. The Company's share-based compensation arrangements vest either immediately or over three years.

Continued --

2. Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation (Continued)

The Company estimates the fair value of stock options using a Black-Scholes valuation model. Key inputs used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of the Company's stock over the option's expected term, the risk-free interest rate over the option's expected term, and the Company's expected annual dividend yield. There were no stock option grants in 2010.

Income Taxes

The Company accounts for income taxes according to the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse.

The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of December 31, 2010, the Company's federal and various state tax returns for the years 2007 through 2009 are available for examination.

3. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities with counter parties. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

The Company also has a concentration of credit represented by cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management believes that its exposure to financial loss is mitigated by the financial strength of its depository institution.

4. Marketable Securities

Marketable securities consist of U.S. Treasury notes which are classified as available for sale, summarized as follows:

Fair value	$ 716,462
Cost	698,860
Unrealized gain	$ 17,602

5. Fair Value Measurements

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as of the measurement date. Authoritative guidance establishes a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (also referred to as observable inputs). The following summarizes the fair value hierarchy:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The valuation methodologies used to determine fair value of the Company's marketable securities are disclosed in Note 2. There have been no changes in the methodologies used during the year ended December 31, 2010.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Continued --

5. Fair Value Measurements (Continued)

Items Measured at Fair Value on a Recurring Basis

The Company's financial assets and liabilities that are reported at fair value in the accompanying statement of financial condition as of December 31, 2010 are as follows:

	Fair Value Measurements		
	Level 1	Level 2	Level 3
U.S. Treasury notes	$ 716,462	$ -	$ -
	$ 716,462	$ -	$ -

Gains and losses (realized and unrealized) included in earnings are reported in revenues for the year ended December 31, 2010.

6. Property and Equipment, Net

At December 31, 2010 the balance represents the following:

	Estimated Useful Life	
Office equipment	2 -3 years	$ 852,309
Furniture and fixtures	2 - 7 years	125,155
Leasehold improvements	5 years	225,999
Software	2 years	75,332
		1,278,795
Less - accumulated depreciation and amortization		1,120,280
Net		$ 158,515

Depreciation and amortization expense on property and equipment for the year ended December 31, 2010 amounted to $202,995.

7. Subordinated Debt

During 2010 the Company entered into two subordinated debt agreements with four officers of the Company. The subordinated debt balance of $2,258,602 is to be repaid at maturity on June 1, 2013. Interest is paid monthly at 6.75% per annum. The Company may voluntarily prepay these notes in whole or in part with written approval of the FINRA. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule.

8. Income Taxes

The net deferred tax asset in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax assets	$ 97,468
Deferred tax liabilities	(39,934)
Net deferred tax asset	$ 57,534

The tax effects of principal temporary differences are shown in the following table:

Deferred rent	$ 14,339
Stock-based compensation	11,845
Marketable securities	8,134
Accelerated tax depreciation	63,150
Prepaid expenses	(39,934)
	$ 57,534

The components of income tax expense related to continuing operations are as follows:

Federal:	
Current	$ 180,219
Deferred	18,673
	198,892
State and local:	
Current	37,351
Deferred	35,229
	72,580
Provision from income taxes	$ 271,472

9. Stockholders' Equity

The total number of shares of common stock that the Company has the authority to issue is 200,000 shares with a par value of $.01 per share.

10. Stock Option Plans

2005 Stock Option Plan

In 2005 the Company adopted the Pulse Trading, Inc. Employee, Director and Consultant Stock Plan (2005 Plan) under which the board of directors may grant incentive or non-qualified stock options and stock grants to key employees, directors, advisors, and consultants of the Company.

The maximum number of shares of stock allowable for issuance under the Plan is 6,375 shares of restricted common stock as of December 31, 2010. These options may be exercised in whole or in part at any time after the date of grant. The incentive stock option grants contain minimum exercising requirements during the grant, usually over a three year period. Failure to exercise the minimum number of options will result in the cancellation of such shares. The options are not transferable except by will or domestic relations order. The option price per share under the 2005 Plan is not less than the fair market value of the shares on the date of grant. There were no options outstanding under the 2005 Plan as of December 31, 2010. There are 1,056 options available for grant under this plan.

2002 Stock Option Plan

The Company adopted the Pulse Trading, Inc. 2002 Equity Incentive Option Plan (2002 Plan) which provides for the issuance of incentive stock options and non-statutory stock options to eligible employees and non-employees. The maximum number of shares of stock allowable for issuance under the Plan is 1,500 shares of restricted common stock as of December 31, 2010. The incentive stock option grants vest over three years. Once vested, the incentive stock options can be exercised by the employee until the grant reaches its contractual term of ten years. The options are not transferable except by will or domestic relations order. The option price per share under the 2002 Plan is not less than the fair market value of the shares on the date of grant. There were no options outstanding under the 2002 Plan as of December 31, 2010. There are 575 options available for grant under this plan.

11. Net Capital Requirements

As a broker-dealer, the Company is subject to the Security and Exchange Commission's (SEC) regulations and operating guidelines that require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to the net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under SEC Rule 15c3-1, was $5,356,390 at December 31, 2010, which exceeded required net capital of $156,795 by $5,199,595. The ratio of aggregate indebtedness to net capital at December 31, 2010 was 0.44 to 1.

12. Related Party Transaction

BlockCross accounts receivable includes an amount due from an affiliate in the amount of $46,669 relating to reimbursable expenses.

13. Profit Sharing Plan

The Company has a qualified defined contribution profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The Company makes a matching contribution of up to 4% of qualified gross wages. The Company may also make an annual discretionary profit sharing contribution to the plan. The Company's contributions to the plan totaled $226,433 for the year ended December 31, 2010.

14. Commitments and Contingencies

Operating Leases

The Company has various non-cancelable operating leases on facilities with monthly base payments of $41,273 per month, as well as pro-rata shares of related service charges, as applicable. These leases expire through March 2014.

The future minimum lease payments required under these leases are as follows:

Year ending December 31,	
2011	$ 458,838
2012	198,166
2013	42,987
2014	10,864
	$ 710,855

Rent expense for the year ended December 31, 2010 was $586,662.

Legal Matters

From time to time the Company is a party to certain claims and litigation incidental to its business. Management is of the opinion that the ultimate resolution of any known claims, either individually or in the aggregate, will not have a materially adverse impact on the Company's financial position.

15. Subsequent Events

Subsequent events were evaluated through February 14, 2011, which is the date the financial statements were available to be issued.

PULSE TRADING, INC.

Schedule I: Computation of Net Capital for Broker-Dealers
Pursuant to Rule 15c3-1
As of December 31, 2010

Total stockholders' equity qualified for net capital	$ 4,021,991
Add subordinated liabilities to claims of general creditors allowable in computation of net capital	2,258,602
Total capital and allowable subordinated liabilities	6,280,593
Deductions and/or changes:	
Nonallowable assets:	
Receivable from research brokers	175,070
Aged receivables greater than 30 days	38,703
Property and equipment, net	158,515
Prepaid expenses	315,192
Deferred tax asset	57,534
Deposits	170,187
	915,201
Haircuts on marketable securities	9,002
Net capital	$ 5,356,390
Aggregate indebtedness:	
Total aggregate indebtedness liabilities from statement of financial condition:	
Accounts payable	$ 890,930
Accrued expenses and other current liabilities	1,424,762
Deferred rent	36,239
Total aggregate indebtedness	$ 2,351,931
Computation of basic net capital requirement:	
Minimum net capital required	$ 156,795
Excess net capital	$ 5,199,595
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$ 5,121,197
Ratio of aggregate indebtedness to net capital	0.44 to 1

Continued --

PULSE TRADING, INC.

Schedule I: Computation of Net Capital for Broker-Dealers
Pursuant to Rule 15c3-1 (Continued)
As of December 31, 2010

Net capital of $5,356,390 does not differ from the amount reported by Pulse Trading, Inc. in Part II of the FOCUS Report on Form X-17a-5 at December 31, 2010.

PULSE TRADING, INC.

Schedule II: Computation of Determination of Reserve
Requirement Pursuant to Rule 15c3-3
As of December 31, 2010

Pulse Trading, Inc. is exempt from the reserve requirement pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (i).

CCR
Certified Public Accountants & Business Advisors

1400 Computer Drive
Westborough, MA 01581
508.926.2200
508.616.4402 *fax*
www.ccrllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Board of Directors
Pulse Trading, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of **Pulse Trading, Inc.** (the Company) for the year ended December 31, 2010 in accordance with the standards of the Public Company Accounting Oversight Board, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of difference required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Westborough • Boston • Glastonbury • Providence • Orlando

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CCR LLP

Westborough, Massachusetts
February 14, 2011

CCR
Certified Public Accountants & Business Advisors

1400 Computer Drive
Westborough, MA 01581
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Pulse Trading, Inc.
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of SIPC General Assessment Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Pulse Trading, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Pulse Trading, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to checks cleared by a financial institution noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers to a monthly investment gain / loss schedule prepared by the Company noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers to an income statement for the year ended December 31, 2010 supporting the adjustment noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CCR LLP

Westborough, Massachusetts
February 14, 2011

PULSE TRADING, INC.

Schedule of SIPC General Assessment Payments
For the Year Ended December 31, 2010

Form SIPC - 7

Date Filed	Amounts Paid	Period
February 25, 2010	$ 32,019.58	April 1, 2009 to December 31, 2009 overpayment applied
July 27, 2010	11,779.35	January 1, 2010 to June 30, 2010
February 2, 2011	45,752.06	January 1, 2010 to December 31, 2010
February 9, 2011	(2,565.70)	January 1, 2010 to December 31, 2010
	$ 86,985.29	

PULSE TRADING, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2010

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CCR

Certified Public Accountants & Business Advisors